Exhibit 99.1

Polyrizon Initiates Preclinical Studies for Intranasal Naloxone Targeting Opioid Overdose Based on Its Innovative T&T Platform

Raanana, Israel, March 10, 2025 (GLOBE NEWSWIRE) -- Polyrizon Ltd. (Nasdaq: PLRZ) (the “Company” or “Polyrizon”), a development stage biotech company specializing in the development of innovative intranasal hydrogels, announced today the initiation of preclinical studies for intranasal Naloxone, a life-saving opioid overdose treatment.

The study will be conducted in collaboration with Professor Fabio Sonvico, Associate Professor at the Department of Food and Drug of the University of Parma (Italy) a leading expert in the development of intranasal and pulmonary drug delivery solutions and a member of the Company’s Scientific Advisory Board.

These preclinical studies mark a step forward in evaluating Polyrizon’s Trap and Target™ (T&T) platform for the intranasal administration of Naloxone, an opioid antagonist designed to rapidly reverse opioid overdose. These studies will assess key parameters, such as drug loading capacity, release kinetics, nasal deposition and stability, laying the groundwork for further safety and efficacy testing in preclinical and clinical studies.

“The opioid crisis continues to be a global public health emergency and improving Naloxone administration is essential for saving lives,” said Tomer Izraeli CEO of Polyrizon. “Our proprietary T&T platform is designed to optimize drug delivery, and we believe it holds the potential to enhance intranasal Naloxone by offering higher bioavailability for increased drug effectiveness and optimized drug release profiles that ensure rapid opioid reversal when every second counts. These advantages could make a critical difference in emergency overdose situations, providing a safer and more accessible solution for at-risk individuals and first responders.”

The ongoing opioid epidemic, largely driven by fentanyl and other synthetic opioids, has led to a dramatic rise in overdose fatalities worldwide. Naloxone, an FDA-approved opioid antagonist, has been shown to reverse opioid toxicity when administered promptly after respiratory depression occurs. The global Naloxone market is projected to reach $2.47 billion by 2032, growing at a CAGR of 11%. The Naloxone intranasal spray market alone is expected to reach $1.4 billion by 2030 (Vantage Market Research, February 2022).

Intranasal delivery of Naloxone presents several advantages, including ease of administration, eliminating the need for trained medical personnel, reduced risk of needlestick injuries and increased accessibility, allowing emergency responders, caregivers, and at-risk individuals to carry and use it effectively.

About Polyrizon

Polyrizon is a development stage biotech company specializing in the development of innovative medical device hydrogels delivered in the form of nasal sprays, which form a thin hydrogel-based shield containment barrier in the nasal cavity that can provide a barrier against viruses and allergens from contacting the nasal epithelial tissue. Polyrizon’s proprietary Capture and Contain TM, or C&C, hydrogel technology, comprised of a mixture of naturally occurring building blocks, is delivered in the form of nasal sprays, and potentially functions as a “biological mask” with a thin shield containment barrier in the nasal cavity. Polyrizon are further developing certain aspects of our C&C hydrogel technology such as the bioadhesion and prolonged retention at the nasal deposition site for intranasal delivery of drugs. Polyrizon refers to its additional technology, which is in an earlier stage of pre-clinical development, that is focused on nasal delivery of active pharmaceutical ingredients, or APIs, as Trap and Target ™, or T&T. For more information, please visit https://polyrizon-biotech.com.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses its belief that its Trap and Target™ (T&T) platform holds the potential to enhance intranasal Naloxone by offering higher bioavailability for increased drug effectiveness and optimized drug release profiles that ensure rapid opioid reversal. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s prospectus (Registration No. 333-266745), dated October 24, 2024 and filed with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Polyrizon is not responsible for the contents of third-party websites.

Contacts:

Michal Efraty

Investor Relations

IR@polyrizon-biotech.com